EXHIBIT 99.3

ADVERTISEMENT

Effective date: _______________, 2001

                      GEOCOM PUBLIC OFFERING OF SECURITIES

Geocom Resources Inc. ( "Geocom") is offering up to a total of 2,000,000 shares of common stock at an offering price of $0.10 per share. There is no minimum number of shares that will be sold. All shares will be sold by one of Geocom's officers and directors, Talal Yassin, on a best efforts basis only. Prior to this offering, there has been no public market for the common stock. All proceeds received in the offering will be immediately used and there will be no refunds. The offering will be for a period of 90 days from the effective date.

Proceeds from this offering will be used to meet all ongoing costs associated with Geocom's 5% working interest in the Coalinga Nose Gas Prospect, in Fresno County, California. The Coalinga Nose Prospect consists of 5,000 acres of leased land and is located less than one mile southeast of the East Coalinga Extension which has so far produced 503,000,000 barrels of oil. The prospect is also less than one mile northwest of the Kettleman Hills Field which has so far produced
2.9 TCF and 458,000,000 barrels of oil.

According to consulting engineer Mark E. Andersen, this "is a superior prospect based on a quality modern three-dimensional seismic grid, abundant and thoroughly mapped well control" and "both production and downdip shows in the target horizon." The 3-D seismic data "clearly corroborates existing production from known stratigraphic and structural features" from the Cretaceous Brown Mt. Formation which is largely untested in this area.

Approximately $2,000,000 has been spent on the land including a 3-D seismic survey shot in 1997 covering 16 square miles including the prospect area. Target beds are the Cretaceous Brown Mt. Sand which only one well tested within the seismic shoot area in 1942. This well had significant untested gas shows in the Brown Mt. Sand from 11,455 feet to bottom. Originally drilled for oil, the off-scale gas shows at the bottom were not tested and the well was abandoned due to a lack of natural gas market during World War II. The Brown Mt. Sand has produced 2.4 MMBO of 34 API gravity oil 6 miles to the northwest of the prospect area in Oil City. Since the Oil City oil field was discovered in the late 1890's, no records of gas production were kept as natural gas was vented and not a valuable commodity at that time. The prospect is also on the same anticlinal trend as the 2.9 TCF Kettleman Hills Field located directly southeast of the prospect area.

The prospect will be tested with a 9,000 to 12,000 foot well which will be located one mile to the northwest and 500 feet up dip of the 1942 well within the best amplitude response for this fault block. Drilling of the initial test well commenced on July 9, 2001. It is anticipated that the drilling and completion of the initial test well will take up to 3 months.

GEOCOM RESOURCES INC.

/s/ Talal Yassin
------------------------------------

TALAL YASSIN, PRESIDENT

THE SEC HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS ADVERTISEMENT.

WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING" STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DESCRIBED IN THIS ADVERTISEMENT AS A RESULT OF NUMEROUS FACTORS, SOME OF WHICH ARE OUTSIDE THE CONTROL OF THE COMPANY.


                                      -1-